Contact

www.linkedin.com/in/agatha-kulaga
(LinkedIn)

Top Skills

Food
New Business Development
Entrepreneurship

Languages

English (Native or Bilingual)
Polish (Native or Bilingual)

Agatha Kulaga

CEO & Co-founder, Ovenly
Brooklyn, New York, United States

Summary

Agatha Kulaga is the CEO and Co-founder of Ovenly, an award-winning social impact bakery known for innovative, sweet-salty treats. With five vibrant bakeshops, and an extensive wholesale and e-commerce reach, Kulaga continues to build a bakery empire in NYC and beyond. Her current work focuses on visioning, strategy, financial planning, business development, social and environmental impact programs, operations and scaling, retail expansion, and recipe development.

Kulaga has been recognized as one of New York's most "badass women in food" by Zagat and as one of the Cherry Bombe 100. She has been featured on Good Morning America, The Chew, and Vice Munchies, and in Food & Wine, New York Magazine, Food52, The Wall Street Journal, the New York Times, Vogue, among others. Kulaga co-authored Ovenly: Sweet & Salty Recipes from New York's Most Creative Bakery, with her business partner, which was named best book of the season by Bon Appetit and as one of top 100 books of 2014 by National Public Radio.

As a lifelong baker turned entrepreneur, with a previous career focused on social justice and social work, Kulaga firmly believes in the power of business to create positive social change. She has built a dynamic company committed to "radically responsible" business practices and has driven the company's social impact goals and policies around open hiring. Through partnerships with several non-profit organizations, Ovenly employs returning citizens, political refugees, and others from marginalized communities. Ovenly is also focused on creating quality jobs with meaningful benefits, responsible sourcing, and sustainable business practices.

Beyond Ovenly, Kulaga speaks about ethical entrepreneurship on panels and at events nationally. She is an Advisory Board Member for Women in Hospitality United, NationSwell Council Member, and Advisory Committee Member for The Center for Employment

Opportunities. Kulaga also mentors young entrepreneurs and consults for start-up food businesses.

Experience

Ovenly

CEO and Co-Founder
September 2010 - Present (12 years 6 months)

NYU School of Medicine, Department of Psychiatry

10 years 1 month

Clinical Director
May 2001 - May 2011 (10 years 1 month)
New York, New York

Mental Health and Addictive Disorders Research Program

Assistant Professor
2009 - 2011 (2 years)
New York, NY

Education

New York University

Master’s Degree · (2006 - 2009)

Boston University

Bachelor’s Degree · (1997 - 2001)